EXHIBIT 16

October 19, 2005

Securities & Exchange Commission

Washington D.C. 20549

Ladies and Gentlemen:

We were previously the independent registered public accounting firm of Alexandria Holdings, Inc. and on September 20, 2005, we reported on the balance sheet of Alexandria Holdings, Inc. as of December 31, 2004, and the related statements of operations, stockholders' deficit, and cash flows for the year then ended.  On October 13, 2005 we were dismissed as the independent registered public accounting firm of Alexandria Holdings, Inc.  We have read Alexandria Holdings, Inc.'s statements included under Item 4.01 of its Form 8-K dated October 13, 2005, and we agree with such statements, except that we are not in a position to agree or disagree with Alexandria Holdings, Inc.’s statements related to the engagement of Epstein Weber & Conover, PLC as independent registered public accountants.

Very truly yours,

JONES SIMKINS, P.C.